Automated Coffee Shop, Inc

Balance Sheet

As of December 31, 2022

	JAN - DEC 2021	JAN - DEC 2022
ASSETS		
Current Assets		
Bank Accounts		
Checking (2884) (deleted)	0.00	0.00
WBT Business Checking	208,106.27	142,592.47
Total Bank Accounts	**$208,106.27**	**$142,592.47**
Other Current Assets		
Security Deposits Paid	6,000.00	6,000.00
Total Other Current Assets	**$6,000.00**	**$6,000.00**
Total Current Assets	**$214,106.27**	**$148,592.47**
Fixed Assets		
Accumulated Depreciation	-70,628.00	-137,784.00
Architecture Fees K1	4,591.81	18,689.31
Computers		5,000.00
Kiosk #1 Equipment	154,041.59	172,186.54
Fixtures Kiosk #1		11,059.20
Total Kiosk #1 Equipment	**154,041.59**	**183,245.74**
Kiosk 1 Leasehold Improvement		41,884.83
Octane Coffee App	65,731.42	110,563.42
Shop Equipment	4,800.00	4,800.00
Total Fixed Assets	**$158,536.82**	**$226,399.30**
TOTAL ASSETS	**$372,643.09**	**$374,991.77**
LIABILITIES AND EQUITY		
Liabilities		
Long-Term Liabilities		
WBT Equipment Loan	45,470.48	33,578.72
Total Long-Term Liabilities	**$45,470.48**	**$33,578.72**
Total Liabilities	**$45,470.48**	**$33,578.72**
Equity		
Opening Balance Equity	0.00	0.00
Owner’s Investment		0.00
Equity - Dan Voell	75,000.00	90,000.00
Equity - Deasy	37,059.76	37,059.76
Equity - Eric Resch	37,500.00	37,500.00
Equity - Kubiak Holdings LLC	25,000.00	25,000.00
Equity - Lancaster Investments	100,000.00	250,000.00
Equity - Tundra Angels	170,000.00	235,000.00
Equity - WeFunder	47,680.03	47,680.03
Total Owner’s Investment	**492,239.79**	**722,239.79**
Retained Earnings	-43,566.29	-165,067.18

Automated Coffee Shop, Inc

Balance Sheet

As of December 31, 2022

	JAN - DEC 2021	JAN - DEC 2022
Net Income	-121,500.89	-215,759.56
Total Equity	**$327,172.61**	**$341,413.05**
TOTAL LIABILITIES AND EQUITY	**$372,643.09**	**$374,991.77**